Exhibit 99.2

Management’s Discussion and Analysis

for the year ended December 31, 2012

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

The following management’s discussion and analysis ("MD&A"), which is dated as of March 26, 2013, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the year ended December 31, 2012 in comparison with those as at and for the financial year ended December 31, 2011, as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2012 and December 31, 2011 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration, development and mining industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012 content

FORWARD-LOOKING STATEMENTS	2
CORE BUSINESS	4
OUTLOOK	9
TWANGIZA MINE	10
NAMOYA MINE DEVELOPMENT	12
EXPLORATION	13
(i) Twangiza Property	13
(ii) Namoya Project	15
(iii) Lugushwa Project	16
(iv) Kamituga Project	18
(v) Regional Exploration Projects	19
Selected Annual Information	19
Results of Operations	20
Summary of Quarterly Results	23
Liquidity and Capital Resources	23
Contractual Obligations	24
Related Party Transactions	24
Critical Accounting Estimates	25
Accounting Standards Issued but Not Yet Effective	28
Financial Instruments	30
Risks and Uncertainties	30
Outstanding Share Data	33
Disclosure Controls and Procedures	33
Internal Control Over Financial Reporting	33
NON-IFRS MEASURE	34

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200km south of the Twangiza gold mine. The Company’s objectives also include the develop of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has mining licenses, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company is also performing exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold oxide, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

2012 HIGHLIGHTS

(i) Financial

The table below provides the summary of financial and operating results for the three months ended December 31, 2012 and for the year ended December 31, 2012 and compared to corresponding periods in 2011:

	Q4 2012	YTD 2012	Q4 2011	YTD 2011
	($000's)	($000's)	($000's)	($000's)
Selected Financial Data
Revenues	33,939	42,631	-	-
Total mine operating expenses[1]	(22,206)	(30,196)	-	-
Gross earnings from mining operations	11,733	12,435	-	-
Net income (loss)	5,874	(4,561)	(2,883)	(9,325)
Basic net earnings/loss per share ($/share)	0.03	(0.02)	(0.02)	(0.05)
Key Operating Statistics[2]
Average Gold price received ($ per oz)	1,711	1,708	-	-
Gold sales (oz)	19,840	24,963	-	-
Gold production (oz)	19,750	25,185	-	-
All-in cost per ounce ($/oz)[3]	1,169	1,220
Cash cost per ounce ($/oz)[3]	836	887	-	-
Gold margin ($/oz)[3]	875	821	-	-
Financial Position
Cash and cash equivalents		27,049		9,696
Gold bullion at market value[4]		5,064		-
Total assets		635,787		429,141
Long term debt		154,685		-

(1) Includes depletion and depreciation

(2) YTD figures from September 1, 2012 (date of commercial production)

(3) All-in cost per ounce, cash cost per ounce and gold margin are non-GAAP measures. Refer to non-GAAP measures section of the MD&A for additional information.

(4) This represents 3,055 oz of gold bullion inventory, with a cost of $2,853, shown at the 2012 closing market price of $1,657 per ounce of gold.

•	Revenues for 2012 were $42,631, which were generated after the Company commenced commercial production on September 1, 2012. In prior years, the Company was an exploration company and did not generate revenues. Revenues of $68,112 generated prior to September 1, 2012 are considered pre-production and credited to mines under construction. Revenues for the fourth quarter of 2012 were $33,939. Q4 2012 was the first full quarter of production for the Company.

•	Mine operating expenses, including depletion and depreciation, for the four month period of commercial production to December 31, 2012 were $30,196. Production costs for the fourth quarter of 2012 were $22,206. There are no comparative figures in the prior year for both periods since the Company’s Twangiza Gold Mine became operational in 2012.

•	Gross earnings from mine operations for the four months of commercial production were $12,435 or $0.06 per share. Gross earnings for the fourth quarter of 2012 were $11,733 or $0.06 per share.

•	Cash and cash equivalents were $27,049 as at December 31, 2012 compared to $9,696 as at December 31, 2011. Changes in cash and cash equivalent amounts included mainly cash in-flows provided by debt financing ($165,014) and from the exercise of stock options ($10,375) offset by cash used in operating activities and change in working capital ($5,501), exploration ($31,481), development of the Twangiza and Namoya mines, net of pre-production revenues ($76,057) and the purchase of property, plant and equipment ($32,081).

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

(ii) Operational

•	The Twangiza Gold Mine maintains an excellent health and safety record. The Company has been working on an updated environmental and social impact assessment, which will be used to develop an updated environmental program for Twangiza.

•	In the fourth quarter, 252,220 tonnes of ore were processed at a head grade of 2.89 g/t Au and a recovery rate of 82.4% to produce 19,750 ounces of gold. Since commencing commercial production (September 1, 2012), 344,420 tonnes of ore has been processed at a head grade of 2.86g/t Au and a recovery rate of 82.1% to produce 25,185 ounces of gold. Ore throughput was 17% lower than anticipated due to various mechanical failures in the mill; however, head grade was marginally higher than planned, slightly offsetting the lower throughputs. During the fourth quarter, 19,840 ounces of gold were sold and an average gold sale price of $1,711 per ounce was realized.

•	During fiscal 2012, mechanical availabilities of Mills 1 and 2 were 53.6% and 89.5%, respectively, while in the year-to-date 2013, availabillities improved to 97% and 98% for Mills 1 and 2, respectively.

•	The Company commenced expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta. This is expected to increase recoveries from the current average of 83% to approximately 90% and increase gold production accordingly.

(iii) Construction & Development

The following table summarizes the Company’s capital expenditures:

Project	2012	change	2011
	($000's)	(%)	($000's)
Twangiza	72,532	(47)%	135,750
Namoya	118,304	100%	-

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

•	As at the date of this MD&A, the Company recorded 1,826,061 man hours worked at the Namoya gold mine development project without serious injury or 1.1 LTIFR[1], which equates to a five star NOSA[2] rating for Occupational Health and Safety.

•	During 2012, the Company spent $72,532 to bring the Twangiza plant to commercial production. These capital expenditures were offset by $68,112 of pre-commercial production revenues. Also in 2012, the Company spent $118,302 for the construction and development of its Namoya gold mine.

•	Development at Namoya continues with a slight delay in scheduled activities due to a delay in access road construction. Unseasonably heavy rains have resulted in major damage to sections of the main access road from Uvira to Namoya (420km) which required substantial reconstruction, including bridge strengthening or replacement. As a result, the delay in delivery of major plant components of the Namoya plant has deferred first scheduled gold production to Q4 2013. The cost of road repairs, additional transport and construction overheads are estimated to result in a cost overrun of up to $27,075 or 15% of the project cost of $180,502.

•	Other activities continue to be on schedule, with 100% of earth moving equipment, 70% accommodation materials and 5% of process plant equipment and goods on site. 75% of process plant earthworks and 8% of leach pad earthworks have been completed, with ponds and tailings management facility (“TMF”) earthworks having commenced during the first quarter of 2013.

(iv) Exploration

The following table summarizes the Company’s mineral resources and mineral reserves estimates:

Banro Corporation	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total proven and probable mineral reserves	1.54	36%	1.13
Total measured and indicated mineral resources[1]	10.18	41%	7.22
Total inferred mineral resources	7.01	59%	4.4

(1) measured and indicated mineral resources are inclusive of proven and probable mineral reserves

1 LTIFR (Lost Time Injury Frequency Rates) is the most commonly used safety indicator. A lost-time injury is defined as an occurance that resulted in a fatality, permanent disability or time lost from work of one day/shift or more.

2 NOSA is the National Occupational Safety Association of South Africa.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

•	The Company’s mineral reserves and mineral resources were updated based on drilling carried out in 2012. Banro now has mineral resources of 10.18 Moz measured and indicated (214.39 million tonnes at a grade of 1.48g/t Au in 2012 compared to 132.4 million tonnes at a grade of 1.68g/t Au in 2011) and 7.01 Moz in Inferred (156.32 million tonnes at a grade of 1.40g/t Au in 2012 compared to 61.2 million tonnes at a grade of 2.27g/t Au in 2011). This new mineral resource and mineral reserve estimate represents an increase of 45% in oxide and free-milling ounces of gold.

•	Banro’s mineral reserves, which are solely related to Twangiza, increased by 36% to 1.54 million ounces of gold from 1.13 million reported in 2011 as a result of additional drilling done and improved economic assumptions.

•	Banro's measured and indicated mineral resource estimates have grown to 10.18Moz, an increase of 41%, and inferred mineral resource estimates have grown to 7.01Moz, an increase of 56%, taking into account depletion at the Twangiza Gold Mine. The growth in the mineral resource estimates is attributed mainly to significant drilling intersections (78% of the increase) as well as to some changes in economic assumptions, which resulted in a 22% increase. Additional drilling included in the mineral resource estimates was conducted at Lugushwa, Namoya and Twangiza.

*Details of mineral reserve and mineral resource estimates including tonnage and grades are presented on project by project basis in the Exploration section of this MD&A.

(v) Corporate development

•	The Company’s DRC subsidiary (“Twangiza”) which holds the Twangiza Gold Mine, repaid its $15,000 line of credit facility (the “Line of Credit”) with a bank in the DRC in March 2012.

•	On March 2, 2012, the Company closed a $175,000 debt financing. This debt offering by the Company of 175 units consisted of $175,000 aggregate principal amount of senior secured notes (the “Notes”) and 8,400 warrants (the “Warrants”) to purchase an aggregate of 8,400 common shares of the Company. Each Warrant entitles the holder to purchase one common share of the Company at a price of $6.65 for a period of 5 years. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date was September 1, 2012 and consisted of interest accrued from and including March 2, 2012 until September 1, 2012. The net proceeds from the offering were used for the development of the Company’s Namoya project, repayment of the Line of Credit and general corporate purposes.

•

In a press release dated February 21, 2013, the Company announced it had arranged a financing package of up to US$90 million comprised of credit facilities and the proposed issuance of preferred shares to BlackRock World Mining Trust plc (“BlackRock”) (such proposed preferred share issuance is referred to herein as the “Initial Preferred Share Transaction”).  The establishment of credit facilities for US$30 million were completed with two commercial banks in the DRC, Rawbank and Ecobank, each for US$15 million, and at rates of 9% and 8.5% interest respectively.  The Rawbank facility (including accrued interest) is repayable in six equal installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014.  In March 2013, the Company entered into an engagement letter for a financing package to raise US$100 million (the “Financing”).  The Financing replaces the Initial Preferred Share Transaction and is proposed to comprise the following: (1) the issue of preferred shares to the value of US$30 million to BlackRock by way of a private placement; (2) the issue of preferred shares to the value of US$30 - US$50 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws; and (3) the issue of common shares in the capital of the Company to the value of US$20 – US$40 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

OUTLOOK

Banro Full Year Guidance	2013

Twangiza (oz)	85,000 to 100,000
Namoya (oz)	16,000 to 22,000

Cash cost per ounce ($US/oz)[1]	700 to 900

(1) Cash cost per ounce is a non-GAAP measure. Refer to non-GAAP measures section of the MD&A for additional information.

In keeping with the Company’s oxide strategy, Banro has developed several key objectives for 2013 to increase gold production while containing costs, thereby increasing shareholder value. These objectives include:

•	Increasing throughput, recovery rate and gold production at Twangiza through plant optimization and expansion. Plant modifications, including a new crusher and mineral sizer as well as additional elution tanks, are planned to increase throughputs to 1.7mtpa, increasing gold production to the 8,000-10,000oz/month range by Q4 2013.

•	Initiating production at Namoya by the fourth quarter of 2013 with an initial production rate of just below 6,000oz/month and gradually increasing to over 7,000oz/month by the end of 2013, contributing 16,000-22,000 ounces of total gold production in 2013. In 2014, it is expected that monthly production will steadily increase from 7,000 oz/month to a plant design output of 10,000oz/month within the first quarter of 2014.

•	Focusing the bulk of exploration activities on brownfields resource and reserve expansion, increasing oxide and free-milling material ounces in areas where Banro has mining infrastructure. This will serve to contain costly capital outlay for new operations in the early days of growing production at Twangiza and Namoya.

The Company’s capital expenditure forecast for 2013 as compared to 2012 is set out below:

Project	2013	change	2012
	($000's)	(%)	($000's)
Twangiza	35,450	(51)%	72,532
Namoya	93,587	(21)%	118,304
Exploration	15,651	(54)%	34,192

•	Twangiza capital expenditures forecast for 2013 is related to sustaining capital, including the contruction of the TMF as well as expenditures for plant optimization and expansion. This project is designed to bring the Twangiza plant to its nameplate capacity and increase production to the range of 100,000 to 120,000 ounces per annum. Capital expenditures for 2012 at Twangiza were related to capitalized costs during the pre-commercial production period.
•	Namoya capital expenditures forecast for 2013 is in relation to the construction and development of the Namoya gold mine scheduled for completion in the fourth quarter of 2013. The total project cost of Namoya mine development was increased by 15% from the previous amount of $180,502 as a result of the increased costs of road repairs and additional transport and construction overheads caused by the delay in delivery of major plant components.
•	Exploration expenditures, which are capitalized under the accounting rules, are expected to decrease by 54% from 2012 as a result of a management decision to focus on a regional target generation program for future drilling while the Company is completing the development of the Namoya Gold Mine as well the expansion and optimization of the Twangiza Gold Mine.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

TWANGIZA MINE

Effective September 1, 2012, commercial production was declared at the Twangiza Gold Mine. Management considered several factors in determining commencement of commercial production, including the productive capacity of the mill, substantive completion of the construction, and when the plant would be ready for its intended use. As a result of excessive vibration encountered with the Mill 1 motor and due to CIL tank residence times being lower than ideal, plant throughputs and recoveries remained below design capacity for the eight month period ended August 31, 2012. However, once Mill 1 was brought back into service, and the primary, secondary and tertiary crushing circuits were re-commissioned, throughputs in excess of design were observed, although recoveries remained below design due to deficient CIL tank capacity. At the same time, good recoveries were attained during periods of low throughput, which confirms management’s decision to increase CIL tank capacity as part of the plant upgrade exercise currently underway. Furthermore, overall plant performance was affected by a shortage of critical spares inventory for major circuit components, including the existing primary, secondary, and tertiary crushers, as well as the scrubber. Countering this, a major exercise of establishing adequate critical spares inventory is underway, and considerable funds have been budgeted during 2013 to redress this.

Mining

A total of 3,014,926 tonnes of material were mined during the year ended December 31, 2012. Total ore mined was 1,731,329 tonnes, which was below management’s forecast for the year. Lower than forecast pit production was mainly due to lack of equipment availability, once again as a result of inadequate spares availability – now being addressed as described above – and as a result of the impact of high rainfall. The experience gained during 2012 of the impact of weather conditions has been countered by the sheeting of primary haul routes with crushed rock of suitable characteristics, and advantage will be taken during 2013’s short dry season to further improve the quality of haul roads throughout the operation. The stripping ratio for the period was 0.79 against a forecasted ratio of 0.40. This was a function of adjustments to the mining plan in order to optimize grades delivered to the mill during periods of low throughput.

Processing & Engineering

For the year ended December 31, 2012, mill throughputs were 75% of the 1.3Mtpa design capacity, although following the return to service of Mill 1, average mill throughput from September through to December improved to 77.6% of design capacity. However, throughputs comfortably in excess of nameplate capacity of 1.3Mtpa were observed, particularly following the recommissioning of the primary, secondary and tertiary crushers. All of these crushers will be replaced as part of the plant upgrade exercise currently underway. Recoveries during the year were at an average of 81.7% and a total of 69,687 ounces of gold were produced, which was below management’s target for the year. However, recoveries of 90% were periodically observed and the intent will be to approximate these recoveries when throughputs are increased to 1.7Mtpa and beyond as a result of improved residence times following the installation of additional tank capacity.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

TWANGIZA MINE	Q4 2012	Q3 2012[1]	YTD 2012[2]	Pre-commercial production
				(Jan. to Aug.2012)
Gold sales (oz)	19,840	5,123	24,963	41,567
Gold produced (oz)	19,750	5,435	25,185	44,502
Ore mined (t)	878,020	133,694	1,011,714	2,003,212
Ore milled (t)	252,220	92,200	344,420	629,879
Waste mined (t)	421,081	53,063	474,144	660,845
Head grade (g/t)	2.95	2.29	2.79	2.79
Strip ratio (t:t)[3]	1.14	0.44	0.97	0.70
Recovery (%)	82.4	81.9	82.1	81.4
Cash cost per ounce ($US/oz)[4]	836	1,022	887

(1) One month production. Commercial production commenced on September 1, 2012.

(2) YTD figures from September 1, 2012 (date of commercial production).

(3) Strip ratio is calculated as waste divided by ore mined.

(4) Cash cost per ounce is a non-GAAP measure. Refer to non-GAAP measures section of the MD&A for additional information.

Twangiza Plant Optimization and Expansion

During the fourth quarter of 2012, work towards upgrading the metallurgical plant commenced, with the goal of improving plant availability, increasing plant throughput, and improving recoveries to approximately 90%. This will essentially entail replacing the existing primary, secondary and tertiary crushers, the building of four new CIL tanks to increase residence time, as well as the upgrading of inter-tank screens and piping, and the construction of a second elution circuit and gold room, all of which are expected to be completed by Q4 2013. It is currently estimated that the capital cost of this plant improvement will be approximately $12,000 in 2013, which is expected to improve plant capacity to 1.7Mtpa.

Sustaining Capital Activities

During the year ended December 31, 2012 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

•	Resettlement

As of the date of this MD&A, 230 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during 2013.

•	Mine Infrastructure

A new fuel storage facility was completed and commissioned at the end of August 2012.

Previously, the maintenance of mobile equipment was conducted at a temporary mobile workshop located 8 kilometers downhill from the Twangiza Main open pit. Management decided to move this facility to a position immediately adjacent to Twangiza Main, thereby eliminating the 16 kilometer round trip to the previous workshop site, and this exercise was completed in November of 2012. In addition, the design of a new warehouse and a permanent mobile workshop were completed in September. These facilities are expected to be constructed and commissioned by the second half of 2013, resulting in a compact and fully integrated mine site.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

•	Tailings Management Facility

Construction work associated with the front wall was halted during the dry season, leaving the height of the wall 5 metres below the planned two year elevation. In dry conditions, activity was switched to the downstream side of the wall, where excavation was focused on the removal of alluvial material (of good grade) and the placement of the sand and pipe under-drains to enable the extension of the wall toe to its five year position. This will considerably extend space for waste dumping as the dam wall effectively acts as the single waste dump for the operation. Work towards elevating the wall height recommenced in December 2012.

NAMOYA MINE DEVELOPMENT

The Namoya project consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema Province in the east of the DRC, approximately 225 kilometres southwest of the town of Bukavu. The Company is currently developing an open-pit heap leach gold mine at Namoya with anticipated average annual production of 124,000 ounces of gold per annum over a seven year mine life. Pre-construction activities at Namoya began in the fourth quarter of 2011, followed by full mobilization of construction and development activities during 2012. Commisioning of the Namoya gold mine is planned to be completed during the fourth quarter of 2013.

Key Achievements in 2012 and 2013 Outlook

•	Mechanical & Other Equipment

Orders for all long lead mechanical equipment were placed and sea freighting commenced. All earthmoving equipment was delivered to site along with a 120 ton lattice boom crane during Q4 2012. The Baraka and Kavumu transit facilities were fully upgraded to better facilitate the inflow of equipment and materials.

•	Resettlement

Four local construction companies were mobilized for resettlement construction. Resettlement housing construction began and is 75% complete with 72 houses of a total of 207 houses completed thus far. The remaining houses are in various stages of completion. The first 17 households have been resettled into their new houses. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed during the last two weeks of 2012. The resettlement process is expected to be completed by the end of the second quarter of 2013.

•	Access Roads

The main access road to Namoya from Uvira, which spans 420 km in length, is 92% complete. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Eight critical bridges were upgraded and culverts installed during 2012, increasing the logistics capacity of freighting materials and equipment to the Namoya site. Dedicated teams are still deployed on the Uvira-Baraka stretch of the road, which spans 120 km and is expected to be completed during Q2 2013. During this period maintenance work will also be performed on the Baraka-Namoya section, which spans 300 km in length.

•	Accommodation

Accommodation construction is 85% complete. In the operator’s camp, the 5-person houses are completed and occupied by senior staff, while the 12-person dormitory units are 80% complete. The clinic and power supply plant have both been completed and commissioned. Water has been canalized to the operator’s camp from the Kibiswa River, with supply pipes installation completed in the latter part of December 2012. Earthworks on the mine village are 90% complete and construction of the mine village is set to begin in the second quarter of 2013 and be completed by Q3 2013.

•	Metallurgical Plant Engineering Design & Earthworks

The engineering design is 98% complete while the earthworks design has been finalized. Earthworks to the plant site is 97% complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with civil works currently in progress. Remaining earthwork areas are limited to backfilling of the process plant area to the final terrace level. Construction drawings for the key plant structures have been completed and issued to site. The heap leach pad and ponds are expected to be completed within Q2 2013 at which time mine pit development will commence.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

•	Plant Construction materials

Construction aggregate source has been secured; the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned and production of aggregate is on-going.

•	Tailings Management Facility

The construction of the TMF access road is 100% complete and bush clearing of the TMF footprint has commenced. The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12m height with a storage capacity of 2-years of tailings and is expected to be completed during Q2 2013.

•	Personnel resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be in Q3 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in Q4 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine.

EXPLORATION

(i) Twangiza Property

The Company’s Twangiza property consists of six exploitation permits covering an area of 1,156 square kilometres.

Exploration at Twangiza commenced in October 2005, and has included extensive geological mapping along the 3.5 kilometre long resource delineation of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. The following table summarizes the changes in the Twangiza mineral resource estimates from December 2011 to January 2013:

Twangiza	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total proven and probable mineral reserves	1.54	36%	1.13
Total measured and indicated mineral resources[1]	7.59	35%	5.62
Total inferred mineral resources	0.87	118%	0.4

(1) measured and indicated mineral resources are inclusive of proven and probable mineral reserves

The current mineral resource estimates for Twangiza are as follows:

Twangiza	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	9.51	2.39	0.73	16.38	1.61	0.85	4.66	0.85	0.13
Non-oxide	6.29	2.21	0.45	134.24	1.29	5.56	21.21	1.09	0.74
Total ounces			1.18			6.41			0.87

(1) measured and indicated mineral resources are inclusive of proven and probable mineral reserves

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

The current mineral reserve estimates for Twangiza are as follows:

Twangiza	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Proven	9.98	2.36	0.76
Probable	15.6	1.56	0.78
Proven and Probable	25.58	1.87	1.54

The 2012 exploration program at Twangiza focused on (a) infill drilling in Twangiza East and West, and (b) further work at Ntula to identify new targets and to enhance the identified mineralization. The 2012 exploration program at Twangiza also involved the commencement of regional exploration in Mufwa and regional target generation programs on the rest of the concession. The goal was for the composite resource model to be optimized and engineered to update the mineral resources and mineral reserves, which was completed in January 2013.

Regional exploration work carried out at Twangiza during the year ended December 31, 2012 focused on the Ntula and Luntukulu prospects. This included auger drilling, trenching and geological mapping in tandem with rock chip/channel sampling and stream sediment sampling. Offsite efforts focused on the interpretation of field data and analytical results, updating of geological maps, and planning of the 2013 exploration program and budget.

During the fourth quarter of 2012, three new trenches and one trench extension totaling 367.50 metres were completed at the Ntula East Zone and the Luhoko Workings. A total of 377 samples were collected. Four trenches totaling 224.00 metres were completed at the Namadava and Colline 1 Workings. A total of 231 samples were collected from these trenches for gold analysis. All trenching efforts were aimed at testing the strike extension of the mineralized zones intersected in previous trenches.

Geological mapping in tandem with rock chip/channel sampling continued during the reporting period in workings within the Ntula, Luntukulu, and Mugugwa areas. The mapping program aims to enhance the understanding of the style of the mineralization and to generate additional targets around the workings. In total 141 rocks chip samples were collected for gold analysis.

During the year, auger drilling was carried out in Lunkuturu within the Namadava soil grid. This was aimed at testing the near surface gold mineralization within soil anomalous zones (greater or equal to 50 ppb). Sixty one (61) auger holes totalling 139.30 m were drilled and 139 samples were generated for Au analysis.

Stream sediment sampling was completed in the area located between the Mufwa and Ntula Prospects aimed at generating soil geochemistry targets. A total of 120 stream sediment samples were collected for gold analysis.

The 2013 exploration program at Twangiza is expected to involve:

(a) a trenching and diamond drilling program at the Ntula Prospect;

(b) trenching at the Mugugwa and Itara Workings; and

(c) soil sampling and auger drilling in the Kabare area.

The goal is to grow and replace Twangiza’s oxide and free-milling reserves utilized in its production process by the end of 2013.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

(ii) Namoya Project

The Company commenced exploration at Namoya in December 2004. Diamond drill holes have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

The following table summarizes the changes in the Namoya mineral resource estimates from December 2011 to December 2012:

Namoya	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total measured and indicated mineral resources	1.86	16%	1.6
Total inferred mineral resources	0.34	(15)%	0.4

The current mineral resource estimates for Namoya are as follows:

Namoya	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
	24.58	1.96	1.55	6.36	1.52	0.31	6.64	1.59	0.34

During fiscal 2012 and up to the date of this MD&A, Namoya’s exploration work focused on (a) infill resource diamond drilling at Namoya Summit-Filon B, Namoya Summit extension, Kakula and Mwendamboko, (b) exploration drilling at the Seketi and Kangurube prospects, and (c) trenching and channel mapping and sampling at Mwendamboko. The decrease in total inferred mineral resources at Namoya is due to the conversion of resources from inferred to measured and indicated during the 2012 exploration program.

Field work at Namoya during the fourth quarter of 2012, focused on:

•	Exploration drilling at Namoya Summit Extension, Namoya Summit-Filon B, Filon B, Kangurube and Namoya Summit;

•	Reverse Circulation (RC) sterilization drilling on the proposed waste rock dump areas, construction aggregates quarry at Kibiswa and water monitoring boreholes at the plant site and heap leach pad;

•	Auger Drilling Program at Kangurube aimed to test the up-dip continuity of mineralization intersected by the diamond drilling program;

•	Trenching program on Muviringu prospect aimed to test the up-dip continuity of mineralization intersected by diamond drill holes NDD299, NDD298 and NDD273, and channel sampling programs at Mwendamboko and Namoya Summit extension.

During 2012, 21 exploration diamond drill holes totalling 1,948.41 m were completed at the Filon B, Namoya Summit Filon B, Namoya Summit extension, Namoya Summit and Kangurube prospects. Two drill holes NDD349 and NDD350 were terminated prior to intersecting target due to end of year closure. A total of 2,276 core samples were packed and dispatched for sample preparation and analysis.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

A Reverse Circulation (RC) drilling program continued at Namoya during the year and through Q4 2012. The program aimed to sterilize areas proposed for the heap leach pads and the waste rock dump. In addition, the RC rig was used to drill water monitoring boreholes near the proposed plant site and blasting boreholes on the construction aggregates quarry at Kibiswa. A total of 504 RC holes representing 5,306 metres were completed on the proposed heap leach pad, waste rock dump, Kibiswa quarry (blasting holes), and water monitoring wells.

During the year, auger drilling was undertaken at the Kangurube prospect to test the up-dip continuity of the mineralized zones intersected by drill holes NDD333 and NDD318. A total of 13 auger holes were completed along one fence line of 80 m and 64 samples were generated.

Three NE-SW trending trenches were excavated, mapped and sampled at the Muviringu prospect. Trench MVNT35 (32 m long) aimed to test the up-dip continuity to surface of the mineralized zones intersected by the drill hole NDD299. Trench MVNT37 (51 m long) aimed to test the up-dip continuity to surface of mineralized zones intersected by drill hole NDD273. In total, 89 samples representing 87.40 m were generated. A total of 27.60 m of the trenches (10 m of MVNT35, 10 m of MVNT36, and 7.60 m meters of MVNT37) were abandoned after failure to intersect bedrock, even at a depth of 4.2 m due to creeping along slopes.

The Namoya project exploration work program for 2013 is planned to include:

(a) The completion of full a feasibility study of the Namoya project in Q3 2013;

(b) The management of trial and operational grade control drilling and modeling to assist the initial mine planning and scheduling;

(c) Shallow delineation drilling at Filon B, Namoya Summit-Filon B, Kakula west, Kangurube West and Kakula-Namoya Summit;

(d) Trenching/auger drilling to test the strike continuity of mineralized zones at Kakula-Namoya Summit, Kakula west and Kangurube west;

(e) Shallow drilling to test the depth continuity of the narrow but extensive mineralized zones of the Matongo-Kimbala trend; and

(f) Deeper drilling to test the open ended mineralization below the Mwendamboko, Namoya Summit, Muviringu and Filon B deposits.

The exploration team will also continue to assist the development team in drilling works related to the construction site investigations.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Project

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in South Kivu Province in the east of the DRC.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

The following table summarizes the changes in the Lugushwa mineral resource estimates from December 2011 to December 2012:

Lugushwa	December 31, 2012	change	December 31, 2011
	(Moz)	(%)	(Moz)
Total indicated mineral resources	0.73	100%	-
Total inferred mineral resources	4.88	81%	2.7

The current mineral resource estimates for Lugushwa are as follows:

Lugushwa	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	17.03	1.32	0.73	8.86	1.39	0.4
Non-oxide	-	-	-	-	-	-	107.6	1.34	4.48
Total ounces						0.73			4.88

The results of the 2012 drilling program helped facilitate the conversion of previously inferred resources to indicated levels, while adding further inferred resources. The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources and progressing to the completion of a preliminary economic assessment. An increased amount of metallurgical test work is also planned.

Exploration work during Q4 2012 at Lugushwa, focused on:

•	diamond drilling program in the D18-19 deposit, G7-Mapale, Minkumbu and G8-Kolo prospects;

•	auger drilling program in Carrière A prospect eastern part and in Miasa-Kabonzo area;

•	IP survey work in the G7-Mapale area.

Fourteen (14) diamond drill holes (LDD186, and LDD188-LDD200) representing 1,117.30 m of drilling were completed at D18-19 deposit, G7-Mapale, Minkumbu and G8-Kolo prospects. A total of 2,207 core samples equivalent to 2,077.60 m were collected from 23 drill holes (LDD178 to LDD200). A total of 919 core samples from 16 boreholes were collected for relative density measurement.

In addition, 81 auger holes were drilled generating 462 auger samples and total of 14 km lines were covered with IP survey.

Offsite activities focused on geological modelling and grade estimation to upgrade the inferred mineral resources to higher confidence resources, as well as the targeting of higher grade oxides.

The 2013 Lugushwa exploration work program is planned to include:

(a) conversion of inferred oxide ounces to a higher confidence indicated category through infill drilling;

(b) follow-up on potential oxide resources within the Kimbangu-Mpongo-Minkumbu trend through shallow delineation drilling;

(c) target generation work through grassroots and follow-up work in the southwestern and northeastern extensions of Lugushwa mineralized trend.

Additional details with respect to Lugushwa is contained in the technical report of Venmyn Deloitte dated March 15, 2013 and entitled, “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

(iv) Kamituga Project

The Kamituga project consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The current mineral resource estimates for Kamituga are as follows:

Kamituga	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	-	-	-	4.14	2.4	0.32
Non-oxide	-	-	-	-	-	-	3.12	6	0.6
Total ounces									0.92

The Company commenced exploration at Kamituga in February 2011 and to date, 15 reverse circulation drill holes totalling 1,324.5 metres and three diamond drill holes totalling 266.35 metres have been completed at the Little Mobale mine and Kibukila prospects. Exploration drilling is continuing on the Kibukila prospect.

Exploration work in Kamituga during the Q4 2012 involved:

▪	Diamond drilling (DD) in the Kibukila and G22 prospects;

▪	Trenching and channel sampling at the Kibukila, Filon20 and Kobokobo prospects;

▪	Auger drilling in the Kibukila, Filon20, Kobokobo and Bitanga prospects;

▪	Regional exploration including gridding and soil sampling in the Kobokobo grid.

Eight (8) DD holes for 1,118.3 metres were drilled at Kibukila and G22 prospects, and a total of 1,327 samples were generated from the above program.

Trenching continued during the Q4 2012 and a total of 306 samples were collected from 14 trenches representing 301.00 metres of excavated in Kibukila, Filon20 and Kobokobo prospects.

Gridding and soil sampling work had the objective of covering the south-western part of the concession as an extension of the current Kamituga soil geochemistry coverage. The area was prioritized due to an open ended soil anomaly through the southwest of the existing grid. In total, 46.08 line km of grid were opened and 1,156 soil samples and 4 rock chip samples were collected in the Kobokobo prospects using a 160m x 40 m grid pattern.

The 2013 exploration program will focus on delineation drilling of the Kibukira prospect and other targets within the Kamituga Central area. An extensive regional exploration program will also be initiated outside the Kamituga Central area to outline further drill targets.

Full details of the results of the Kamituga exploration activities during 2012 are contained in the Press Release of the Company dated November 15, 2012 and entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga”. A copy of this press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

(v) Regional Exploration Projects

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

Using Banro’s magnetic and radiometric data that was obtained in 2007, SRK (UK) Consulting Ltd. carried out an integrated qualitative interpretation and target generation work in 2009 on all the permit areas. The report by SRK was qualitative and was based on the magnetic and radiometric data signatures on a large scale only. No quantitative interpretation was done. In 2012, Banro mandated Spectral Geophysics to carry out quantitative reinterpretation of the airborne data to generate additional targets. By applying various filters and transformations to the data one could detect very subtle structures associated with the mineralization. The quantitative re-interpretation work was not completed in Q4 2012. Results of the re-interpretation work will be available in Q2 2013.

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration and Christian Bawah, the Deputy General Manager of the Twangiza Gold Mine, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

The Company is in the gold production, development, and exploration business, has commenced mining operations, and has generated revenues during both the commissioning phase and commercial production phase at the Twangiza Gold Mine.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	2012	2011	2010
	($000's)	($000's)	($000's)
Revenues	42,631	-	-
Net Loss	(4,561)	(9,325)	(2,976)
Loss per share, basic and diluted	(0.02)	(0.05)	(0.02)
Total assets	635,787	429,141	337,369
Total long-term debt	154,685	-	-

For fiscal 2012, the Company entered into commercial production at its Twangiza Gold Mine, resulting in the recognition of revenues from the sale of gold produced by the Company. The Company went from showing a net loss of $9,325 in 2011 to a net loss of $4,561 in 2012, mainly as a result of the revenue earned, offset by production costs and the depletion of previously capitalized exploration and development costs related to the Twangiza Gold Mine. The total value of assets increased by approximately 48% as a result of the development of the Namoya and Twangiza mines.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

For fiscal 2011, the Company’s net loss increased by approximately 213% compared to the net loss reported for fiscal 2010. The Company’s net loss for fiscal 2011 was significantly impacted by the reduction in foreign exchange gain from $7,438 in fiscal 2010 to $654 in fiscal 2011. Mine under construction expenses increased by 89% from fiscal 2010 to fiscal 2011 as a result of the significant progress made on the construction of the Twangiza Gold Mine, which resulted in a 27% increase of total assets from 2010 to 2011.

Results of Operations

The Company’s operations in fiscal 2012 showed a net loss of $4,561, or $0.02 per share, compared to a net loss of $9,325, or $0.05 per share, incurred in fiscal 2011. During fiscal 2012, significant changes in operating revenue and expenses occurred in the categories described below as compared to fiscal 2011:

Production revenue

Upon declaring commercial production at its Twangiza Gold Mine, effective September 1, 2012, the Company commenced recognizing production revenue from its mine operations, which totaled $42,631 for the four months ended December 31, 2012. There are no available comparative figures for the year ended December 31, 2011 as the Company did not have any operating mines in the commercial production phase in 2011. All pre-production revenue has been recognized as a reduction of expenses capitalized to the mine under construction asset on the Company’s statement of financial position. During the three-month period ended December 2012, the Company sold 19,840 ounces of gold and realized gross revenues of $33,939.

Production costs

As per the description above, there are no available comparative figures for the year ended December 31, 2012 as the Company did not have any operating mines in the commercial production phase for the corresponding period in 2011. Mine operating costs for the four months ended December 31, 2012 (the period since commercial production was declared) were as follows:

Production Costs	2012
($000's)
Raw materials and consumables	10,744
Salaries	4,516
Contractors	3,398
Other	3,481
22,139

General and administrative expenses

General & Administrative expenses	2012	change	2011
	($000's)	(%)	($000's)
Salaries and employee benefits	2,491	(33)%	3,707
Consulting, management, and professional fees	1,043	(39)%	1,719
Office and sundry	1,082	2%	1,056
Depreciation	44	13%	39
Other	1,908	30%	1,467
	6,568	(18)%	7,988

General and administrative expenses decreased to $6,568 for the year ended December 31, 2012 compared to $7,988 incurred during fiscal 2011. Details of changes in the general and administrative expenses category are as follows:

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Salaries and employee benefits

Employee benefits decreased to $2,491 during fiscal 2012 from $3,707 incurred during fiscal 2011, mainly as a result of the reallocation of shared expenses to related companies and the Company not issuing performance rewards to employees as the Company did not meet its targeted operating levels, as discussed earlier.

Consulting, management and professional fees

Consulting, management and professional fees decreased to $1,043 for the year ended December 31, 2012, compared to $1,719 incurred during fiscal 2011. The decrease in expenses within this category was primarily due to higher accounting and legal-related fees in 2011 with respect to the Company’s transition to International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The Company also incurred higher consulting fees during the year ended December 31, 2011 in connection with the Company’s strategic planning.

Other

Other expenses, which increased 30% for fiscal 2012 as compared to fiscal 2011, include travel and promotion and contributions to the Banro Foundation. Travel and promotion expenses incurred for the year ended December 31, 2012 increased to $1,522 from $1,467 during fiscal 2011. This increase was due to a greater frequency of visits to the Company’s projects in the DRC and increased investor relations activities during fiscal 2012, as compared to fiscal 2011, as the Company transitioned from explorer-developer to producer.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the year ended December 31, 2012 increased to $7,929 from $2,211 recorded during fiscal 2011. This was due to additional stock options being issued to employees, directors and officers of the Company during the year ended December 31, 2012, as well as the inclusion of share-based compensation that was formerly capitalized to the mines under construction asset on the Company’s statement of financial position.

Dilution gain on investment

A dilution gain on investment of $49 was recognized during the year ended December 31, 2012 compared to $156 during fiscal 2011. This was due to two equity financings conducted by Delrand Resources Limited (“Delrand”) in 2011 in which the Company did not participate, as well as warrant exercises in 2012, therefore resulting in a dilution gain in both years. As a result of these financings, the Company’s ownership interest in Delrand decreased from 39.63% to 35.64% in 2011 and decreased further to 33.6% in 2012.

Foreign exchange gain/(loss)

The Company recorded a foreign exchange loss of $143 during fiscal 2012 compared to a gain of $654 during fiscal 2011, as a result of fluctuations in exchange rates and a large volume of cash transaction in multiple currencies.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Exploration and Development Project Expenditures

Exploration and evaluation expenditures

During the year ended December 31, 2012, the Company incurred exploration and evaluation expenditures of $34,192 (2011 - $29,192) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	2012	change	2011
	($000's)	(%)	($000's)
Twangiza project	6,413	(7)%	6,924
Namoya project	10,021	(11)%	11,225
Lugushwa project	8,834	32%	6,709
Kamituga project	8,825	107%	4,269
Banro Congo Mining SARL	99	52%	65
	34,192	17%	29,192

There was a slight reduction in expenditures for exploration at the Twangiza project in 2012 as the focus of the exploration work at Twangiza was mainly to replace reserves that were used in the production process during 2012. This exploration work resulted in an increase of proven and probable reserves of 36% at the end of the 2012 exploration program. The Lugushwa exploration project incurred a significant increase in expenditures from $6,709 in 2011 to $8,834 in 2012 as the focus in 2012 was on upgrading the inferred mineral resources at the project to higher confidence resources in preparation of a preliminary economic assessment. There was also a significant increase in exploration expenditures on the Kamituga project, from $4,269 in 2011 to $8,825 in 2012, as the Company leveraged off soil geochemistry, trenching and geophysical interpretation work conducted in 2011 to carry out an aggressive drilling program in 2012.

Mine development expenditures

During fiscal 2012, the Company incurred development expenditures of $190,836 with respect to the construction of the Company’s Twangiza Gold Mine and the development of the Namoya Mine which is capitalized in the consolidated statement of financial position as mines under construction assets. These expenditures were partly offset by pre-production commercial revenue of $68,112 representing 41,566 oz of gold sold at an average price of $1,639 per ounce. 2011 mine development expenditures were in relation to the Twangiza project. The allocation of such expenditures was as follows:

Mine Development Expenditures	2012			2011
	Twangiza	Namoya	Total	Total
	($000's)	($000's)	($000's)	($000's)
Mine development expenditures	72,532	118,304	190,836	135,750
Pre-production commercial revenue	(68,112)	-	(68,112)	(4,588)
Net expenditures	4,420	118,304	122,724	131,162

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the quarters of fiscal 2012 and 2011. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Revenues ($000's)	33,939	8,692	-	-	-	-	-	-
Earnings from mine operations ($000's)	11,733	702	-	-	-	-	-	-
Net Income/(loss) ($000's)	5,874	(2,794)	(4,171)	(3,470)	(2,883)	(2,805)	(2,104)	(1,533)
Earnings/(loss) per share, basic ($/share)	0.03	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)
Earnings/(loss) per share, diluted ($/share)	0.03	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)

During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza Gold Mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which was $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012. The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter. The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the loss recorded for the first quarter of 2012 of $3,470 primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178). During the first quarter of 2012, the Company recorded a loss of $3,470 which, as compared to the fourth quarter of 2011, was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employee benefits recorded during the fourth quarter of 2011 included year end performance bonuses. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011. During the fourth quarter of 2011, the Company recorded a loss of $2,883, which was consistent with the loss recorded in Q3 of 2011. During the three month period ended September 30, 2011, the Company incurred a net loss of $2,805 which was significantly impacted by a change in exchange rates and a high volume of cash transactions in various currencies resulting in a foreign exchange loss. The Company recorded a net loss of $2,104 during the second quarter of 2011 which was greater than the net loss of $1,533 during the first quarter of 2011 mainly due to increased employee benefits and stock-based compensation expenses recorded during the second quarter of 2011.

Liquidity and Capital Resources

As at December 31, 2012, the Company had cash and cash equivalents of $27,049 compared to cash and cash equivalents of $9,696 as at December 31, 2011. The Company’s liquidity position had significantly improved in 2012 as the Company was generating revenue during both the development and commercial production phases at its Twangiza Gold Mine in 2012. The Company also completed its Offering in March 2012 wherein the Company received $175,000 in exchange for the issuance of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017, and 8,400 Warrants.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

In December 2011, the Company’s DRC subsidiary, Twangiza Mining SARL, established a line of credit facility with a bank in the DRC (the “Line of Credit”). The Line of Credit was a nine month line of credit facility with a maximum drawdown available of $15,000. The full amount had been drawn down early in 2012 and, as of the date of this MD&A, the Line of Credit and all accrued interest thereon has been fully repaid.

During the year ended December 31, 2012, the Company spent $31,481 in cash for exploration and evaluation expenditures and $76,057 in cash (net of pre-production revenues) for the development of the Twangiza and Namoya mines (compared to $25,841 spent on exploration and evaluation expenditures and $112,982 spent on the development of the Twangiza mine during fiscal 2011). In addition, during the year ended December 31, 2012 the Company spent $32,081 on capital assets (compared to $2,986 spent during fiscal 2011) to carry on its projects in the DRC.

The current overall capital cost estimate for the Company’s Namoya mine development project is approximately $208 million. Up to December 31, 2012, approximately $90,516 in cash has been spent to advance the Namoya mine development project.

Based on the revenues expected to be generated from the Company’s Twangiza mine, together with the Company’s existing cash on hand, the Company expects to have sufficient funds to carry out its proposed 2013 operating budget. The net proceeds from the Company’s Financing (see “2012 Highlights - Corporate Developments”) is expected to fund the Company’s budget and to facilitate the completion of the construction of the Namoya mine. However, if the Company experiences production delays, breakdowns, further cost overruns or delays in completion schedules, there may be a need to raise additional financing in order to complete the Namoya mine and fund overheads and other projects. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2012 are described in the following table:

	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years
	($000's)	($000's)	($000's)	($000's)	($000's)
Operating leases	289	119	170	-	-
Long-term debt	175,000	-	-	175,000	-
Long-term debt interest	78,750	17,500	52,500	8,750	-

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
	($000's)	($000's)
Short-term employee benefits	6,263	4,808
Other benefits	108	72
Employee retention allowance	242	191
Share-based payments	9,042	359
	15,655	5,430

During the year ended December 31 2012, directors fees of $271 (year ended December 31, 2011 - $225) were paid to non-executive directors of the Company.

During the year ended December 31, 2012, legal fees of $812, (year ended December 31, 2011 - $364), incurred in connection with the Company’s debt financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at December 31, 2012, the balance of $66 (December 31, 2011 - $23) owing to this legal firm was included in accounts payable.

During the year ended December 31, 2012, the Company incurred common expenses of $385 (year ended December 31, 2011 - $239) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2012, an amount of $94 (December 31, 2011 – $166) owing from Loncor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2012, the Company incurred common expenses of $395 (year ended December 31, 2011 - $113) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2012, an amount of $3 (December 31, 2011 - $nil) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2012, $11 was repaid by Delrand Resources Limited (“Delrand”) with respect to the Company’s share of common expenses in the DRC. As at December 31, 2012, an amount of $nil (December 31, 2011 - $6) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

	2012	2011
	($000's)	($000's)
Due from related parties	97	166
Due to related party	66	23

These transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates

The preparation of the annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Annual Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mines under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the years ended December 31, 2012 and December 31, 2011 included:

	2012	2011

Risk free interest rate	0.98% - 1.91%	1.03% - 2.31%
Expected life	3 years	3 years
Annualized volatility	58.77% - 73.46%	76.26% - 92.12%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$1.24 - $2.32	$1.19 - $2.55

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use

•	the ability to produce a saleable product

•	the ability to sustain ongoing production at a steady or increasing level

•	the mine has reached a level of pre-determined percentage of design capacity

•	mineral recoveries are at or near the expected production level

•	the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 7 Financial Instruments: disclosures (“IFRS 7”) requires disclosure of information about the significance of financial instruments to an entity, and the nature and extent of risks arising from those financial instruments, both in qualitative and quantitative terms. An amendment to IFRS 7 was issued in December 2011 which requires an entity to disclose rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. IFRS 7 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company has evaluated the amendments to IAS 1 and determined that they do not have a material impact on the consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), effective for annual periods beginning on or after January 1, 2013. The interpretation clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Financial Instruments

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it currently does not enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. During fiscal 2012 and 2011, the Company recorded a foreign exchange loss of $143 and foreign exchange gain of $654, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 25(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. See Note 25(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $48,380, accrued liabilities of $6,425, and due to related parties of $66 are due within one year.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Access to Capital Markets and Indebtness Obligation Risk

In March 2012 the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company's mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 26, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 26, 2013, the Company had outstanding 201,882 common shares, stock options to purchase an aggregate of 14,619 common shares and 8,400 Warrants.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2012, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2012, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2012

NON-IFRS MEASURE

Management uses cash operating cost to monitor financial performance and provide additional information to investors and analysts. Cash operating cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash operating cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash operating cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash operating cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties. Cash cost per ounce is determined on a sales basis.

The Company defines all-in costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties plus all sustaining capital costs. All-in cost per ounce is determined on a sales basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the spot price per ounce of gold at close of the reporting period.

	Q4 2012	YTD 2012[1]	Q4 2011	YTD 2011
	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	22,206	30,196	-	-
Less: Depletion and depreciation	(5,619)	(8,057)	-	-
Total cash costs	16,587	22,139	-	-
Gold sales (oz)	19,840	24,963	-	-
Cash cost per ounce ($/oz)	836	887	-	-

(1) YTD figures from September 1, 2012 (date of commercial production)

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